Sohu.com Inc.

Suite 1519, Tower 2

Bright China Chang An Building

7 Jianguomen Nei Avenue

Beijing 100005

People’s Republic of China

August 7, 2006

FILED VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20459

Mail Stop 4561

Attn:	Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance

Re:	Letter from the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) to Sohu.com Inc. (“Sohu”), dated July 17, 2006 (the “Comment Letter”)

Dear Mr. Krikorian:

In connection with Sohu’s response to the Comment Letter delivered to the Staff by Goulston & Storrs, P.C., Sohu’s U.S. legal counsel, on August 7, 2006, Sohu herby acknowledges that: (i) Sohu is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and (iii) Sohu may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Carol Yu
Carol Yu
Chief Financial Officer